UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Resolution to Enter into a Trust Agreement for Acquisition of Treasury Shares

On July 25, 2023, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to enter into a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares within the profits available for dividends. The details are as follows:

	Total Contract Amount	KRW 300,000,000,000
Contract Period	From	August 1, 2023
	To	July 31, 2024
	Purpose of Acquisition	To increase shareholder return and corporate value
	Contracting Party	Samsung Securities Co., Ltd.
	Expected Date of Agreement	August 1, 2023
	Number of Treasury Shares owned as of July 25, 2023	19,262,733 shares (4.77%)
	Date of Resolution by the Board of Directors	July 25, 2023

※ Limitation on the acquisition amount of treasury shares as of July 25, 2023:

(Unit: KRW)

Items	Amount
1. Upper limit of profits available for dividends as of the end of the previous fiscal year in accordance with the Korean Commercial Code	2,752,245,294,837
2. Amount of treasury shares acquired since the end of the previous fiscal year	271,744,716,850
3. Dividends and related earnings surplus reserves resolved at the annual general shareholders’ meeting held after the end of the previous fiscal year	564,969,785,750
4. Quarterly/interim dividends and related earnings surplus reserves resolved at the meeting of the board of directors after the end of the previous fiscal year	391,933,305,780
5. Contract amount for the trust agreement	—
6. Acquisition cost of the treasury shares if disposed after the end of the previous fiscal year (based on the moving average method applied to the acquisition cost)	—
Limitation on the acquisition amount of treasury shares (1-2-3-4-5+6)	1,523,597,486,457

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 25, 2023	By: /s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer